NOTIFICATION OF LATE FILING

                                   FORM 12b-25


                                              SEC File Number:          1-8287
                                              CUSIP Number:             76709420

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-KSB

                  FOR PERIOD ENDED: YEAR ENDED JANUARY 31, 1997

                   _____   Transition Report on Form 10-K
                   _____   Transition Report on Form 20-F
                   _____   Transition Report on Form 11-K
                   _____   Transition Report on Form 10-Q
                   _____   Transition Report Form on N-SAR

                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.






      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I - REGISTRANT INFORMATION

                                RIO GRANDE, INC.
                         10101 Reunion Place, Suite 210
                          San Antonio, Texas 78216-4156

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).



      X    (a)The  rasons  described in  reasonable  detail in PART III of this
     ----   form culd not be eliminated without unreasonable effort or expense;


      X    (b) The subject annual report, semi-annual report, transition report
     ---- on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and



            (c) The  accountant's  statement or other  exhibit  required by Rule
     ----   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         Rio Grande, Inc. (the "Company") is not able to file its Annual Report on Form 10-KSB for the period ended January 31, 1997 (the "Annual Report") within the time period prescribed for such report without unreasonable effort or expense. The Company authorized and issued three new series of Preferred Stock in January 1997, and the Company has not yet completed its analysis of certain accounting issues that could affect the disclosure in the Annual Report regarding such Preferred Stock. The Company expects to complete such analysis shortly, and will file the Annual Report within the time prescribed by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


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                                  Gary Scheele
                            (210) 308-8000, Ext. 256

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s) X Yes            No
                                                    ---          ---
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
          report or portion thereof? X Yes        No
                                    ---      ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's loss for the year ended January 31, 1997 will be approximately $1.5 million as compared to $465,079 for the year ended January 31, 1996. The Company is in the process of finalizing the adjustments of depletion and impairment of assets based on year end SEC reserve reports.

         -------------------------------------------------------------


                                RIO GRANDE, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 2, 1997

By:
Name:    Gary Scheele
Title:   Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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